SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

TAL INTERNATIONAL GROUP, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE
(Title of Class of Securities)

874083 10 8
(CUSIP Number)

TAL INTERNATIONAL GROUP, INC.
100 MANHATTANVILLE ROAD
PURCHASE, NEW YORK 10577-2135
ATTENTION: MARC PEARLIN
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
(914) 251-9000

with a copy to:

PHILIP O. BRANDES
MAYER BROWN LLP
1675 BROADWAY
NEW YORK, NEW YORK 10019-5820
(212) 506-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 874083 10 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JZ EQUITY PARTNERS PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7	SOLE VOTING POWER 0*
8	SHARED VOTING POWER 0*
9	SOLE DISPOSITIVE POWER 0*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON OO
*	See Item 4(a), below.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by JZ Equity Partners plc (“Old JZEP”) on October 26, 2005 (the “Initial Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of TAL International Group, Inc., a Delaware corporation (the “Company”). This Amendment is being filed to update the Initial Statement.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

The information set forth herein regarding percentages of beneficial ownership is based upon the number of shares of Common Stock of the Company outstanding as of May 1, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement on Schedule 13D is being filed by JZ Equity Partners plc.

The information included in response to Item 4(a) is specifically incorporated by reference herein.

In accordance with the Scheme (as hereinafter defined), Old JZEP is in the process of being voluntarily wound up and Margaret E Mills and Patrick J Brazzill have been appointed as liquidators of Old JZEP in connection therewith.

Mr. Brazzill and Ms. Mills are both citizens of the United Kingdom. Their business address is Ernst & Young LLP, 1 More London Place, London SE1 2AF, United Kingdom. The present principal occupation of Mr. Brazzill is Director of Ernst & Young LLP and the present principal occupation of Ms. Mills is Partner of Ernst & Young LLP.

Old JZEP’s directors are James Jordan and Tanja Tibaldi. The provisions of Section 91(2) of the Insolvency Act 1986 state, “on the appointment of a liquidator all the powers of the directors cease, except so far as the company in general meeting or the Liquidator sanctions their continuance”. There has been no sanction for the continuance of the directors’ powers so Mr. Jordan and Ms. Tibaldi do not have an active role in managing the affairs of Old JZEP. Mr. Jordan is a citizen of the United States. Ms. Tibaldi is a dual citizen of Sweden and Switzerland. Their business address is c/o Ernst & Young LLP, 1 More London Place, London SE1 2AF, United Kingdom. The present principal occupation of each of the directors is as follows:

Director	Principal Occupation
James Jordan	Private Investor
Tanja Tibaldi	Director, Triple Eight Limited

The address of James Jordan is 11 Fifth Avenue, Apt 5E, New York, NY 10003. Triple Eight Limited is a privately held investment company with an address at 108 rue de berima, Marrakech, Morocco.

Each of Old JZEP and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

(a) By a special resolution of the shareholders of Old JZEP on June 30, 2008, the shareholders of Old JZEP approved the re-domiciliation of Old JZEP from the United Kingdom to Guernsey (the “Scheme”). Pursuant to the terms of the Scheme, Old JZEP transferred substantially all of its assets, including 1,380,498 shares of Common Stock of the Company, to JZ Capital Partners Limited, a newly formed Guernsey-incorporated closed-ended investment company and successor to Old JZEP (“New JZEP”). Accordingly, as a result of the Scheme, Old JZEP is in liquidation and no longer beneficially owns any shares of Common Stock of the Company.

Old JZEP has disposed of its Common Stock in accordance with the terms and conditions of the Scheme.

Other than as described above, Old JZEP currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) Pursuant to the terms of the Scheme, Old JZEP transferred all of its Common Stock to New JZEP on June 30, 2008. Accordingly, Old JZEP no longer beneficially owns any Common Stock.

No Common Stock is beneficially owned or deemed to be beneficially owned by any of the directors or executive officers of Old JZEP.

(c) None.

(d) Other than as described above, to the best knowledge of Old JZEP, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock in connection with the transactions described in this Amendment.

(e) Old JZEP ceased to be the beneficial owner of more than five percent of the Common Stock on June 30, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ David W. Zalaznick____________________ Name: David W. Zalaznick Title: Investment Advisor of JZ Equity Partners plc (In Members’ Voluntary Liquidation)
Dated: July 23, 2009